FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Agenda of the shareholder’s meeting.

CALL FOR REGULAR AND SPECIAL SHAREHOLDERS’ MEETING -

Shareholders of BBVA Banco Francés S.A. are hereby called for a Regular and Special Shareholders’ Meeting, to be held on April 10, 2014 at 4:00 p.m., on first call and on the same date, at 5:00 p.m. on second call, if quorum was not reached on the first call. If the quorum required to discuss items 2, 3, 4 and 12 on the Agenda was not reached, a Special Meeting shall be called afterwards. Shareholders’ Meetings will be held at Av. Rivadavia 409, 2º piso, City of Buenos Aires, Argentina (which is not the corporate address).

Agenda

1.	Appointment of two shareholders to prepare and sign the Minutes of the Meeting, together with the Chairman.

2.	Discussion of the Annual Report, Corporate Social Responsibility Annual Report, Financial Statements, Additional Information and all relevant accounting data, along with the report of the Statutory Auditors’ Committee and Auditor’s Report, for the fiscal year No. 139 ended December 31, 2013.

3.	Analysis of the performance of the Board of Directors, Chief Executive Officer and the Statutory Auditors’ Committee.

4.	Analysis of the results of Fiscal Year No. 139, ended December 31, 2013. Treatment of the not-classified results as of December 31, 2013: $2,024,244,063.47, which are proposed to be allocated: a) $ 404,848,812.69 to the Legal Reserve; and (b) $ 28,800,000 to cash dividend subject to the Argentine Central Bank (BCRA)authorization and c) $1,590,595,250.78 to a voluntary reserve for future distribution of results, according to the BCRA Communication “A” 5273.

5.	Analysis of the Board of Directors compensation for the Fiscal Year No. 139, ended December 31, 2013.

6.	Analysis of Statutory Auditors’ Committee compensation for the Fiscal Year No. 139, ended December 31, 2013.

7.	Determination of the number of members of the Board of Directors and appointment of Directors, as appropriate, for a term of three years.

8.	Appointment of three Regular Statutory Auditors and three Alternate Statutory Auditors for the current fiscal year Statutory Auditors’ Committee.

9.	Compensation of certifying accountant of the Financial Statements for the fiscal year No. 139 ended December 31, 2013.

10.	Appointment of a certifying accountant for the Financial Statements of the current fiscal year.

11.	Allocation of budget for the Auditing Committee (Regulation 26,831) to retain professional services.

12.	Consideration of the amendment of section 1 and 3 of By-law, according to the new Capital Markets Law No 26,831 and its regulation.

Notes:

(a) Filing of certificates: In order to attend the Shareholders’ Meeting (Section 238 of Argentine Company Law), shareholders shall submit a certificate issued by Caja de Valores S.A. to confirm this condition. Certificates shall be delivered to the Securities Office, Safekeeping, located at Venezuela 538, PB, City of Buenos Aires, from Monday to Friday, from 10:00 a.m. to 3:00 p.m., by April 4, 2014. The Corporation shall issue a certificate for the shareholder to be admitted at the Shareholders’ Meeting. Proxies who are interested in attending the Meeting should go to Av. Rivadavia 409, 2º piso, City of Buenos Aires, with the relevant documents one hour before the Meeting, for accreditation.

(b) For the purposes of discussing items 2, 3, 4,and 12 on the Agenda, the Meeting shall be deemed to be an Special Meeting.

Documents to be discussed at the Shareholders’ Meeting are available to the shareholders at the Securities Office, Safekeeping, located at Venezuela 538, PB, City of Buenos Aires and through the Investor Relations Department, Cecilia Acuña (ceciliaviviana.acuna@bbva.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 11, 2014	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer